EXHIBIT 23.10

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-170977) and related Prospectus  of Icahn Enterprises L.P. and Icahn Enterprises Finance Corp. for the registration of $200 million of 7 3/4% senior exchange notes due 2016 and $300 million of 8% senior exchange notes due 2018 and to the incorporation by reference therein of our report dated March 31, 2010, with respect to the consolidated financial statements  of JMBS Casino, LLC for the year ended December 31, 2009,  which was incorporated by reference into the Icahn Enterprises L.P.’s Form 8-K/A  dated December 3, 2010 from the Current Report on Form 8-K/A filed by Icahn Enterprises L.P. dated April 13, 2010 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada
December 28, 2010